                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                             (Amendment No. 22)

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                         Chris-Craft Industries, Inc.
                              (Name of Issuer)

           $1.40 Cumulative Convertible Preferred Stock, par value
              $1.00 per share; Class B Common Stock, par value
         $.50 per share; and Common Stock, par value $.50 per share
                       (Title of Class of Securities)

                170520-30-8; 170520-50-6  and  170520-10-0
                               (CUSIP Number)
                 ________________________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                       (Continued on following pages)

CUSIP No. 170520-30-8,           13G         Page 2 of 6 Pages
          170520-50-6, and
          170520-10-0,

1)     Name of Reporting Person:  Lawrence R. Barnett
       SS or IRS Identification No. of Above Person:


2)     Check the Appropriate Box if a Member of a Group
       (See Instructions)

(a)  /  /

(b)  /  /

3)     SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

                   5)     Sole Voting Power:  50,654 shares of
                          $1.40 Convertible Preferred Stock,
Number of                 1,522,217 shares of Class B Common Stock
Shares Bene-              and 2,178,078 shares of Common Stock
ficially                  of Common Stock
Owned by           6)     Shared Voting Power:  None
Each Reporting     7)     Sole Dispositive Power:  50,654 shares
Person with               of $1.40 Convertible Preferred Stock,
                          1,522,217 shares of Class B Common
                          Stock, and 2,178,078 shares of Common
                          Stock
                   8)     Shared Dispositive Power:  None

 9)    Aggregate Amount Beneficially Owned by Each Reporting
       Person: 50,654 shares of $1.40 Convertible Preferred Stock, 1,522,217 shares of Class B Common Stock, and 2,178,078 shares of Common Stock

10)    Check Box if the Aggregate Amount in Row 9 Excludes
       Certain Shares (See Instructions) ....................

11)    Percent of Class Represented by Amount in Row 9:
             21.8% of $1.40 Convertible Preferred Stock, 16.8% of Class B Common Stock, and 7.4% of Common Stock

12)  Type of Reporting Person (See Instructions):
             IN

Item 1(a).         Name of Issuer:
                     Chris-Craft Industries, Inc. ("Chris-
                     Craft")

Item 1(b).         Address of Issuer's Principal Executive
Offices:
                     767 Fifth Avenue
                     New York, New York 10153

Item 2(a).         Name of Person Filing:
                     Lawrence R. Barnett

Item 2(b). Address of Principal Business Office or, if none,
                   Residence:
                     Chris-Craft Industries, Inc.
                     767 Fifth Avenue
                     New York, New York 10153

Item 2(c).         Citizenship:
                     United States of America

Item 2(d).         Title of Class of Securities:

                                      I
               Convertible Preferred Stock, $1.40 cumulative Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
               11.97643 shares of Class B Common Stock and
               23.95286 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 35.92929 shares of Common Stock ("$1.40 Convertible Preferred Stock")
                                     II

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                                     III

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).         CUSIP Number:

                          I ($1.40 Convertible Preferred Stock) --
                                170520-30-8

                          II (Class B Common Stock) -- 170520-50-6

                          III (Common Stock) -- 170520-10-0

Item 3.            If this statement is filed pursuant to Rules
                   13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.


Item 4.      Ownership.

                                I             II             III

                               $1.40
                               Convert-
                               ible         Class B
                               Preferred    Common            Common
                               Stock        Stock             Stock
(a)  Amount Beneficially
     Owned:                    50,654       1,522,217(1)      2,178,078(2)

(b)  Percent of Class
     (outstanding at
     December 31, 2000)        21.8%        16.8%             7.4%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
     vote or to direct
     the vote                  50,654       1,522,217         2,178,078

     (ii)  shared power to
     vote or to direct
     the vote                  --           --                --

     (iii)  sole power to
     dispose or to direct
     the disposition of        50,654       1,522,217         2,178,078

     (iv)  shared power to
     dispose or to di-
     rect the disposi-
     tion of                   --           --                --

_____________________

(1) Includes 1,213,308 shares issuable upon conversion of $1.40 Convertible Preferred Stock.

(2) Includes 23,868 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 2000 and 2,128,871 shares issuable upon conversion of
       (i) $1.40 Convertible Preferred Stock and (ii) Class B
       Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.


Item 5.      Ownership of Five Percent or Less of a Class:
             Inapplicable.

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person:


Item 7. Identification and Classification of the Subsid-iary Which Acquired the Security Being Reported on
             By the Parent Holding Company:
             Inapplicable.

Item 8. Identification and Classification of Members of the Group:
             Inapplicable.

Item 9.      Notice of Dissolution of Group:
             Inapplicable.

Item 10.     Certification:
             Inapplicable.

                    Signature

       After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2001




/s/ Lawrence R. Barnett
------------------------
       Signature



Lawrence R. Barnett
       Name/Title